UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC File Number: 0-15159

                            CUSIP Number: 760174 10 2

   (Check One): [X]Form 10-K []Form 20-F []Form 11-K []Form 10-Q []Form N-SAR

            []Form N-CSR


For Period Ended: March 31, 2004


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________

================================================================================
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Rentrak  Corporation
Former Name if  Applicable:  N/A
Address of Principal Executive Office (Street and Number): 7700 NE Ambassador Place
City, State and Zip Code: Portland, Oregon 97220


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the following, we are unable to file our Annual Report on Form 10-K for the year ended March 31, 2004 within the prescribed time period without unreasonable effort or expense:

Rentrak Corporation ("Rentrak") has been unable to complete the preparation of its financial statements to be included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (the "Form 10-K") and related items, including our Management's Discussion and Analysis of Financial Condition and Results of Operations, Selected Financial Data, Controls and Procedures, and required certifications. The delay resulted from the discovery of miscalculations, related to guarantee provisions in two revenue-sharing agreements that resulted in accounting errors. In order to determine the steps required to correct the errors, Rentrak spent significant additional time to reprocess a large volume of data, analyze the information and determine the correct conclusions. This effort has delayed its ability to complete its Form 10-K. Correction of the errors will require a restatement of Rentrak's audited financial statements for the fiscal years ended March 31, 2002 and 2003, as well as its unaudited interim financial statements for the first three quarters of fiscal 2004 and fiscal 2003. Financial results previously reported for fiscal 2000 and 2001 have also been updated to address the accounting errors, in order to correctly report these amounts in the Form 10-K. The delay ensuing from the identification of accounting errors and resulting restatements could not be eliminated without unreasonable effort or expense.

Rentrak anticipates that the Form 10-K will be filed on or before July 14, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mark   L.   Thoenes            (503)                 284-7581
     -------------------        -----------------     ---------------------
     (Name)                     (Area  Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


We estimate that we will report consolidated net income for fiscal 2004 of approximately $1.2 million or approximately $0.12 per diluted share, compared to a consolidated net loss in fiscal 2003 of $0.7 million or $0.7 per diluted share, as restated. We estimate we will report after-tax income from continuing operations for fiscal 2004 of approximately $1.3 million or approximately $0.13 per diluted share, compared to an after-tax loss from continuing operations in fiscal 2003 of approximately $0.1 million or approximately $0.01 per diluted share, as restated. The improvement in fiscal 2004 financial results is primarily the result of stronger-than-expected rental demand for movie titles covered by new combined DVD/VHS revenue-sharing agreements, which primarily affected our fourth quarter revenues and earnings.




                             Rentrak Corporation
            ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 29, 2004          By:  Rentrak Corporation


                              By: /s/ Mark L. Thoenes
                                  ---------------------
                              Mark L. Thoenes
                              Senior Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)